Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

•	A total of 1,210 hotels or 137,921 hotel rooms in operation as of December 31, 2023.

•	Net revenues for the fourth quarter of 2023 increased by 140.4 % year-over-year to RMB1,505 million (US$212 million), compared with RMB626 million for the same period of 2022. Net revenues for full year 2023 increased by 106.2% year-over-year to RMB4,666 million (US$657 million), compared with RMB2,263 million for full year 2022.

•	Net income for the fourth quarter of 2023 was RMB220 million (US$31 million), compared with net loss of RMB83 million for the same period of 2022. Net income for full year 2023 increased by 669.2% year-over-year to RMB739 million (US$104 million), compared with RMB96 million for full year 2022.

•	Adjusted net income (non-GAAP)[1] for the fourth quarter of 2023 increased by 175.8% year-over-year to RMB222 million (US$31 million), compared with RMB81 million for the same period of 2022. Adjusted net income for full year 2023 increased by 248.3% year-over-year to RMB903 million (US$127 million), compared with RMB259 million for full year 2022.

•	EBITDA (non-GAAP)[2] for the fourth quarter of 2023 was RMB248 million (US$35 million), compared with negative RMB47 million for the same period of 2022. EBITDA (non-GAAP) for full year 2023 increased by 299.2% year-over-year to RMB1,043 million (US$147 million), compared with RMB261 million for full year 2022.

•	Adjusted EBITDA (non-GAAP)[3] for the fourth quarter of 2023 increased by 116.1% year-over-year to RMB251 million (US$35 million), compared with RMB116 million for the same period of 2022. Adjusted EBITDA (non-GAAP) for full year 2023 increased by 184.3% year-over-year to RMB1,207 million (US$170 million), compared with RMB424 million for full year 2022.

SHANGHAI, China, March 28, 2024-- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter and Full Year 2023 Operational Highlights

As of December 31, 2023, there were 1,210 hotels with a total of 137,921 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 29.8% and 27.7% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of December 31, 2023, there were 617 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB438 for the fourth quarter of 2023, compared with RMB388 for the fourth quarter of 2022 and RMB495 for the previous quarter. The ADR for the fourth quarter of 2023 recovered to 103.6% of 2019’s level for the same period. The ADR for full year 2023 was RMB464, compared with RMB391 for the previous year. The ADR for full year 2023 recovered to 107.9% of 2019’s level.

The occupancy rate4 was 78.4% for the fourth quarter of 2023, compared with 63.1% for the fourth quarter of 2022 and 82.4% for the previous quarter. The occupancy rate for the fourth quarter of 2023 recovered to 105.9% of 2019’s level for the same period. The occupancy rate for full year 2023 was 77.8%, compared with 63.0% for the previous year. The occupancy rate for full year 2023 recovered to 106.0% of 2019’s level.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

The revenue per available room4 (“RevPAR”) was RMB358 for the fourth quarter of 2023, compared with RMB259 for the fourth quarter of 2022 and RMB424 for the previous quarter. The RevPAR for the fourth quarter of 2023 recovered to 108.8% of 2019’s level for the same period. The RevPAR for full year 2023 was RMB377, compared with RMB261 for the previous year. The RevPAR for full year 2023 recovered to 114.4% of 2019’s level.

The GMV5 generated from our retail business was RMB1,139 million for full year 2023, representing an increase of 298.3% year-over-year.

“We are pleased to deliver strong full-year results for 2023, as well as significant progress towards our goal to operate a nationwide network of 2,000 premier hotels by 2025 and establish the ‘Chinese Experience’ as the industry benchmark,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “In 2023, we exceeded our expansion target with 289 newly launched hotels and an expanded network of 1,210 hotels as of year-end. We also achieved high-quality, resilient RevPAR growth in the fourth quarter, with both ADR and OCC surpassing 2019’s levels for the fourth consecutive quarter. Our midscale product, Atour Light 3.0, continued to capture consumer mindshare with its ‘Life at Ease’ concept. Since its launch, this offering has delivered excellent operational performance and customer experience within key business districts, laying a solid foundation as we advance Atour Light 3.0 toward its 1,000-hotel milestone. Meanwhile, Atour 4.0, our upper midscale offering, is progressing smoothly and is poised for an exceptional grand opening soon. On the retail side, our ‘Deep Sleep’ products emerged as a market powerhouse and our enhanced brand influence led to a year-over-year increase of approximately 300% in our retail business’s GMV for 2023. In 2024, we remain committed to further enhancing Atour's product offerings and unlocking synergies between retail and accommodation while enriching our brand value to elevate the ‘Chinese experience’ to new heights,” concluded Mr. Wang.

Fourth Quarter and Full Year of 2023 Unaudited Financial Results

(RMB in thousands)	Q4 2022	Q4 2023	FY2022	FY2023
Revenues:
Manachised hotels	364,866	851,216	1,360,843	2,705,609
Leased hotels	138,909	195,020	552,929	840,044
Retail	99,195	412,226	253,607	971,931
Others	23,203	46,756	95,604	148,383
Net revenues	626,173	1,505,218	2,262,983	4,665,967

Net revenues. Our net revenues for the fourth quarter of 2023 increased by 140.4% year-over-year to RMB1,505 million (US$212 million) from RMB626 million for the same period of 2022, mainly driven by the robust growth in both hotel and retail businesses. For full year 2023, net revenues increased by 106.2% year-over-year to RMB4,666 million (US$657 million) from RMB2,263 million for full year 2022.

•	Manachised hotels. Revenues from our manachised hotels for the fourth quarter of 2023 increased by 133.3% year-over-year to RMB851 million (US$120 million) from RMB365 million for the same period of 2022. For full year 2023, revenues from our manachised hotels increased by 98.8% year-over-year to RMB2,706 million (US$381 million) from RMB1,361 million for full year 2022. The increases were primarily driven by the ongoing expansion of our hotel network and the growth of our manachised hotels’ RevPAR. The total number of our manachised hotels increased from 899 as of December 31, 2022, to 1,178 as of December 31, 2023. RevPAR of our manachised hotels surpassed 2019’s level and increased to RMB353 and RMB371 for the fourth quarter and full year of 2023, respectively, compared with RMB254 and RMB256 for the same periods of 2022, respectively.

•	Leased hotels. Revenues from our leased hotels for the fourth quarter of 2023 increased by 40.4% year-over-year to RMB195 million (US$27 million) from RMB139 million for the same period of 2022. For full year 2023, revenues from our leased hotels increased by 51.9% year-over-year to RMB840 million (US$118 million) from RMB553 million for full year 2022. The increases were primarily due to the growth of our leased hotels’ RevPAR, which surpassed 2019’s level and increased to RMB495 and RMB517 for the fourth quarter and full year of 2023, respectively, compared with RMB342 and RMB331 for the same periods of 2022, respectively.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched and not returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

•	Retail. Revenues from retail for the fourth quarter of 2023 increased by 315.6% year-over-year to RMB412 million (US$58 million) from RMB99 million for the same period of 2022. For full year 2023, revenues from retail increased by 283.2% year-over-year to RMB972 million (US$137 million) from RMB254 million for full year 2022. The increases were driven by widespread recognition of our retail brands and compelling product offerings, as well as improved product development and distribution capabilities.

•	Others. Revenues from others for the fourth quarter of 2023 increased by 101.5% year-over-year to RMB47 million (US$7 million) from RMB23 million for the same period of 2022. For full year 2023, revenues from others increased by 55.2% year-over-year to RMB148 million (US$21 million) from RMB96 million for full year 2022. The increases were driven by our fast-growing membership business.

(RMB in thousands)	Q4 2022	Q4 2023	FY 2022	FY 2023
Operating costs and expenses:
Hotel operating costs	(355,929)	(733,208)	(1,393,312)	(2,240,890)
Retail costs	(58,689)	(232,041)	(151,815)	(513,326)
Other operating costs	(9,446)	(30,671)	(34,870)	(72,543)
Selling and marketing expenses	(53,992)	(206,913)	(139,929)	(469,595)
General and administrative expenses	(217,041)	(105,434)	(350,009)	(451,470)
Technology and development expenses	(15,966)	(22,300)	(66,182)	(77,288)
Total operating costs and expenses	(711,063)	(1,330,567)	(2,136,117)	(3,825,112)

Operating costs and expenses for the fourth quarter of 2023 were RMB1,331 million (US$187 million), including RMB2 million share-based compensation expenses, compared with RMB711 million, including RMB163 million share-based compensation expenses for the same period of 2022. Operating costs and expenses for full year 2023 were RMB3,825 million (US$539 million), including RMB164 million share-based compensation expenses, compared with RMB2,136 million, including RMB163 million share-based compensation expenses for full year 2022.

•	Hotel operating costs for the fourth quarter of 2023 increased by 106.0% year-over-year to RMB733 million (US$103 million) from RMB356 million for the same period of 2022. For full year 2023, hotel operating costs increased by 60.8% year-over-year to RMB2,241 million (US$316 million) from RMB1,393 million for full year 2022. The increases were mainly due to the increase in variable costs, such as supply chain costs, associated with the continued growth of our hotel business. Hotel operating costs accounted for 70.1% and 63.2% of manachised and leased hotels’ revenues for the fourth quarter and full year of 2023, respectively, compared with 70.7% and 72.8% for the same periods of 2022, respectively.

•	Retail costs for the fourth quarter of 2023 increased by 295.4% year-over-year to RMB232 million (US$33 million) from RMB59 million for the same period of 2022. For full year 2023, retail costs increased by 238.1% year-over-year to RMB513 million (US$72 million) from RMB152 million for full year 2022. The increases were associated with the rapid growth of our retail business. Retail costs accounted for 56.3% and 52.8% of retail revenues for the fourth quarter and full year of 2023, respectively, compared with 59.2% and 59.9% for the same periods of 2022, respectively. The decreases were attributable to increasing contribution from higher-margin online sales.

•	Selling and marketing expenses for the fourth quarter of 2023 were RMB207 million (US$29 million), compared with RMB54 million for the same period of 2022. For full year 2023, selling and marketing expenses were RMB470 million (US$66 million), compared with RMB140 million for full year 2022. The increases were mainly due to our increased investment in brand awareness and online channel development associated with retail business.

•	General and administrative expenses for the fourth quarter of 2023 were RMB105 million (US$15 million), including RMB2 million share-based compensation expenses, compared with RMB217 million, including RMB160 million share-based compensation expenses for the same period of 2022. For full year 2023, general and administrative expenses were RMB451 million (US$64 million), including RMB162 million share-based compensation expenses, compared with RMB350 million, including RMB160 million share-based compensation expenses for full year 2022. The increases, excluding the impact from share-based compensation, were primarily due to increased costs related to management personnel and professional service expenses.

•	Technology and development expenses for the fourth quarter of 2023 were RMB22 million (US$3 million), compared with RMB16 million for the same period of 2022. For full year 2023, technology and development expenses were RMB77 million (US$11 million), compared with RMB66 million for full year 2022. The increases were mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network, retail business and customer experience improvements.

Other operating income primarily consists of income from government subsidies and value-added tax related benefits. Other operating income for the fourth quarter of 2023 was RMB40 million (US$6 million), compared with RMB7 million for the same period of 2022. For full year 2023, other operating income was RMB83 million (US$12 million), compared with RMB38 million for full year 2022.

Income from operations for the fourth quarter of 2023 was RMB214 million (US$30 million), compared with loss from operations of RMB78 million for the same period of 2022. For full year 2023, income from operations was RMB924 million (US$130 million), compared with RMB165 million for full year 2022.

Income tax expense for the fourth quarter of 2023 was RMB17 million (US$2 million), compared with RMB12 million for the same period of 2022. For full year 2023, income tax expense was RMB243 million (US$34 million), compared with RMB84 million for full year 2022.

Net income for the fourth quarter of 2023 was RMB220 million (US$31 million), compared with net loss of RMB83 million for the same period of 2022. For full year 2023, net income was RMB739 million (US$104 million), an increase of 669.2% year-over-year, compared with RMB96 million for full year 2022.

Adjusted net income (non-GAAP) for the fourth quarter of 2023 was RMB222 million (US$31 million), an increase of 175.8% year-over-year, compared with RMB81 million for the same period of 2022. For full year 2023, adjusted net income (non-GAAP) was RMB903 million (US$127 million), an increase of 248.3% year-over-year, compared with RMB259 million for full year 2022.

Basic and diluted income per share/American depositary share (ADS). For the fourth quarter of 2023, basic income per share was RMB0.53 (US$0.08), and diluted income per share was RMB0.53 (US$0.07). Basic income per ADS for the fourth quarter of 2023 was RMB1.60 (US$0.23), and diluted income per ADS was RMB1.59 (US$0.22). For full year 2023, basic income per share was RMB1.82 (US$0.26), and diluted income per share was RMB1.78 (US$0.25). Basic income per ADS was RMB5.45 (US$0.77), and diluted income per ADS was RMB5.33 (US$0.75).

EBITDA (non-GAAP) for the fourth quarter of 2023 was RMB248 million (US$35 million), compared with negative RMB47 million for the same period of 2022. For full year 2023, EBITDA (non-GAAP) was RMB1,043 million (US$147 million), an increase of 299.2% year-over-year, compared with RMB261 million for full year 2022.

Adjusted EBITDA (non-GAAP) for the fourth quarter of 2023 was RMB251 million (US$35 million), an increase of 116.1% year-over-year, compared with RMB116 million for the same period of 2022. For full year 2023, adjusted EBITDA (non-GAAP) was RMB1,207 million (US$170 million), an increase of 184.3% year-over-year, compared with RMB424 million for full year 2022.

Cash flows. Operating cash inflow for the fourth quarter of 2023 was RMB564 million (US$79 million). Investing cash inflow and financing cash inflow for the fourth quarter of 2023 were RMB43 million (US$6 million) and RMB52 million (US$7 million), respectively. For full year 2023, operating cash inflow was RMB1,989 million (US$280 million), compared with RMB284 million for full year 2022. Investing cash outflow for 2023 was RMB601 million (US$85 million), compared with RMB192 million for full year 2022. Financing cash outflow for 2023 was RMB147 million (US$21 million), compared with financing cash inflow of RMB456 million for full year 2022.

Cash and cash equivalents and restricted cash. As of December 31, 2023, the Company had a total balance of cash and cash equivalents and restricted cash of RMB2,842 million (US$400 million).

Debt financing. As of December 31, 2023, the Company had total outstanding borrowings of RMB72 million (US$10 million) and the unutilized credit facility available to the Company was RMB410 million.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Thursday, March 28, 2023 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Fourth Quarter and Full Year 2023 Earnings Conference Call
Pre-registration Link: https://register.vevent.com/register/BI70f0996472244e0e99374c5c3db7206f

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income (loss), which is defined as net income (loss) excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprise a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis excluding share-based compensation expenses which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations as the excluded items have been and will be incurred and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	1,589,161	2,840,807	400,119
Short-term investments	157,808	751,794	105,888
Accounts receivable	132,699	162,101	22,831
Prepayments and other current assets	133,901	251,900	35,480
Amounts due from related parties	53,630	115,900	16,324
Inventories	57,460	119,078	16,772
Total current assets	2,124,659	4,241,580	597,414
Non-current assets
Restricted cash	946	946	133
Contract costs	67,270	98,220	13,834
Property and equipment, net	360,300	266,120	37,482
Operating lease right-of-use assets	1,932,000	1,712,580	241,212
Intangible assets, net	5,537	4,247	598
Goodwill	17,446	17,446	2,457
Other assets	141,335	100,939	14,218
Deferred tax assets	112,533	144,947	20,415
Total non-current assets	2,637,367	2,345,445	330,349
Total assets	4,762,026	6,587,025	927,763

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	319,598	295,721	41,651
Accounts payable	184,901	594,545	83,741
Deferred revenue, current	202,996	406,066	57,193
Salary and welfare payable	103,539	189,823	26,736
Accrued expenses and other payables	330,282	684,391	96,394
Income taxes payable	31,336	136,201	19,184
Short-term borrowings	142,828	70,000	9,859
Current portion of long-term borrowings	29,130	-	-
Amounts due to related parties	3,004	1,104	155
Total current liabilities	1,347,614	2,377,851	334,913
Non-current liabilities
Operating lease liabilities, non-current	1,805,402	1,583,178	222,986
Deferred revenue, non-current	277,841	369,455	52,037
Long-term borrowings, non-current portion	2,000	2,000	282
Other non-current liabilities	141,763	194,452	27,388
Total non-current liabilities	2,227,006	2,149,085	302,693
Total liabilities	3,574,620	4,526,936	637,606

1 Translations of balances in the consolidated financial statements from RMB into US$ for the fourth quarter of 2023 and as of December 31, 2023 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.0999, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023.

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	229	244	34
Class B ordinary shares	56	56	8
Additional paid in capital	1,286,189	1,555,773	219,126
Retained earnings (accumulated deficit)	(78,304)	507,226	71,441
Accumulated other comprehensive income (loss)	(10,865)	4,769	672
Total shareholders’ equity attributable to shareholders of the Company	1,197,305	2,068,068	291,281
Non-controlling interests	(9,899)	(7,979)	(1,124)
Total shareholders’ equity	1,187,406	2,060,089	290,157
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	4,762,026	6,587,025	927,763

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	364,866	851,216	119,891	1,360,843	2,705,609	381,077
Leased hotels	138,909	195,020	27,468	552,929	840,044	118,318
Retail	99,195	412,226	58,061	253,607	971,931	136,894
Others	23,203	46,756	6,586	95,604	148,383	20,899
Net revenues	626,173	1,505,218	212,006	2,262,983	4,665,967	657,188
Operating costs and expenses:
Hotel operating costs	(355,929)	(733,208)	(103,270)	(1,393,312)	(2,240,890)	(315,623)
Retail costs	(58,689)	(232,041)	(32,682)	(151,815)	(513,326)	(72,300)
Other operating costs	(9,446)	(30,671)	(4,320)	(34,870)	(72,543)	(10,218)
Selling and marketing expenses	(53,992)	(206,913)	(29,143)	(139,929)	(469,595)	(66,141)
General and administrative expenses	(217,041)	(105,434)	(14,850)	(350,009)	(451,470)	(63,588)
Technology and development expenses	(15,966)	(22,300)	(3,141)	(66,182)	(77,288)	(10,886)
Total operating costs and expenses	(711,063)	(1,330,567)	(187,406)	(2,136,117)	(3,825,112)	(538,756)
Other operating income	6,511	39,526	5,567	38,094	83,179	11,716
Income from operations	(78,379)	214,177	30,167	164,960	924,034	130,148
Interest income	4,971	8,757	1,233	14,456	29,569	4,165
Gain from short-term investments	1,918	11,322	1,595	8,455	34,519	4,862
Interest expense	(1,646)	(679)	(96)	(6,501)	(5,005)	(705)
Other (expenses) income, net	2,245	3,418	481	(814)	(1,024)	(145)
Income (loss) before income tax	(70,891)	236,995	33,380	180,556	982,093	138,325
Income tax expense	(11,712)	(17,232)	(2,427)	(84,474)	(243,036)	(34,231)
Net income (loss)	(82,603)	219,763	30,953	96,082	739,057	104,094
Less: net income (loss) attributable to non-controlling interests	(325)	(291)	(41)	(2,017)	1,920	270
Net income (loss) attributable to the Company	(82,278)	220,054	30,994	98,099	737,137	103,824

Net income (loss)	(82,603)	219,763	30,953	96,082	739,057	104,094
Other comprehensive income
Foreign currency translation adjustments, net of nil income taxes	(11,322)	(10,372)	(1,461)	(1,918)	15,634	2,202
Other comprehensive income (loss), net of income taxes	(11,322)	(10,372)	(1,461)	(1,918)	15,634	2,202
Total comprehensive income (loss)	(93,925)	209,391	29,492	94,164	754,691	106,296
Comprehensive income (loss) attributable to non-controlling interests	(325)	(291)	(41)	(2,017)	1,920	270
Comprehensive income (loss) attributable to the Company	(93,600)	209,682	29,533	96,181	752,771	106,026
Net income (loss) per ordinary share
—Basic	(0.21)	0.53	0.08	0.26	1.82	0.26
—Diluted	(0.21)	0.53	0.07	0.26	1.78	0.25
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	386,298,063	412,824,955	412,824,955	379,321,522	405,628,647	405,628,647
—Diluted	386,298,063	416,012,830	416,012,830	381,598,689	414,823,302	414,823,302

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from (used in) operating activities	(35,018)	564,038	79,444	283,677	1,988,674	280,097
Cash flows from investing activities:
Payment for purchases of property and equipment	(12,630)	(9,827)	(1,384)	(36,425)	(41,724)	(5,877)
Proceeds from disposal of property and equipment	-	-	-	-	670	94
Payment for purchases of intangible assets	(1,663)	-	-	(2,805)	-	-
Payment for purchases of short-term investments	(1,080,450)	(3,601,000)	(507,190)	(2,931,000)	(9,427,210)	(1,327,795)
Proceeds from maturities of short-term investments	920,918	3,654,035	514,660	2,778,005	8,867,743	1,248,995
Net cash (used in) generated from investing activities	(173,825)	43,208	6,086	(192,225)	(600,521)	(84,583)
Cash flows from financing activities:
Proceeds from borrowings	30,000	-	-	199,000	40,000	5,634
Repayment of borrowings	(58,000)	-	-	(134,480)	(141,958)	(19,994)
Proceeds from employee stock option exercises	-	52,461	7,389	-	105,621	14,876
Payment for dividends	-	-	-	-	(150,579)	(21,209)
Acquisition of non-controlling interest	-	-	-	(350)	-	-
Proceeds from initial public offering	400,068	-	-	400,068	-	-
Payment for initial public offering costs	(7,207)	-	-	(7,928)	-	-
Net cash (used in) generated from financing activities	364,861	52,461	7,389	456,310	(146,916)	(20,693)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,250)	(16,275)	(2,293)	2,816	10,409	1,470
Net increase in cash, cash equivalents and restricted cash	153,768	643,432	90,626	550,578	1,251,646	176,291
Cash and cash equivalents and restricted cash at the beginning of the period	1,436,339	2,198,321	309,626	1,039,529	1,590,107	223,961
Cash and cash equivalents and restricted cash at the end of the period	1,590,107	2,841,753	400,252	1,590,107	2,841,753	400,252

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (loss) (GAAP)	(82,603)	219,763	30,953	96,082	739,057	104,094
Share-based compensation expenses, net of tax effect of nil[2]	163,193	2,476	349	163,193	163,978	23,096
Adjusted net income (non-GAAP)	80,590	222,239	31,302	259,275	903,035	127,190

	Three Months Ended			Year Ended
	December 31,	December 31,		December 31,	December 31,
	2022	2023		2022	2023
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (loss) (GAAP)	(82,603)	219,763	30,953	96,082	739,057	104,094
Interest income	(4,971)	(8,757)	(1,233)	(14,456)	(29,569)	(4,165)
Interest expense	1,646	679	96	6,501	5,005	705
Income tax expense	11,712	17,232	2,427	84,474	243,036	34,231
Depreciation and amortization	27,112	19,422	2,735	88,561	85,021	11,975
EBITDA (non-GAAP)	(47,104)	248,339	34,978	261,162	1,042,550	146,840
Share-based compensation expenses	163,193	2,476	349	163,193	163,978	23,096
Adjusted EBITDA (non-GAAP)	116,089	250,815	35,327	424,355	1,206,528	169,936

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q4 2023	Closed in Q4 2023	As of December 31, 2023	As of December 31, 2023
Manachised hotels	100	2	1,178	133,291
Leased hotels	-	-	32	4,630
Total	100	2	1,210	137,921

		As of December 31, 2023
		Properties
Brand	Positioning	Manachised	Leased	Rooms
A.T. House	Luxury	-	1	214
Atour S	Upscale	57	8	9,628
ZHOTEL	Upscale	1	-	52
Atour	Upper midscale	898	22	105,977
Atour X	Upper midscale	114	-	12,140
Atour Light	Midscale	108	1	9,910
Total		1,178	32	137,921

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2022	Three Months Ended September 30, 2023	Three Months Ended December 31, 2023
Occupancy rate[3] (in percentage)
Manachised hotels	73.1%	62.8%	82.2%	78.2%
Leased hotels	83.3%	67.3%	86.6%	84.5%
All hotels	74.0%	63.1%	82.4%	78.4%

ADR[3] (in RMB)
Manachised hotels	410.4	382.6	489.4	432.8
Leased hotels	532.8	468.6	629.9	557.9
All hotels	422.5	387.8	495.4	437.7

RevPAR[3] (in RMB)
Manachised hotels	315.4	254.4	417.9	353.1
Leased hotels	471.3	341.7	571.4	495.3
All hotels	329.2	259.3	424.1	358.2

	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2023
Occupancy rate[3] (in percentage)
Manachised hotels	72.3%	62.9%	77.6%
Leased hotels	83.0%	65.8%	83.6%
All hotels	73.4%	63.0%	77.8%

ADR[3] (in RMB)
Manachised hotels	415.9	386.4	457.8
Leased hotels	530.1	465.0	587.2
All hotels	429.5	391.2	463.6

RevPAR[3] (in RMB)
Manachised hotels	313.7	256.3	370.8
Leased hotels	463.7	330.6	517.2
All hotels	329.5	260.7	376.8

3 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. By the end of the second quarter of 2023, all of our hotels previously requisitioned by the government for quarantine purposes had been restored to our management, and no hotel was subject to requisition or closure due to COVID-19 restrictions during the fourth quarter of 2023 and as of December 31, 2023. ADR and RevPAR are calculated based on tax inclusive room rates.